UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
GMS INC.
(Name of Subject Company)
GOLD ACQUISITION SUB, INC.
(Offeror)
an indirect wholly-owned subsidiary of
THE HOME DEPOT, INC.
(Parent of Offeror)
(Names of Filing Persons)
Common stock, par value $0.01 per share
(Title of Class of Securities)
36251C103
(CUSIP Number of Class of Securities)
Teresa Wynn Roseborough
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339
(770) 852-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
With a copy to:
Michael J. Aiello, Esq.
Michelle A. Sargent, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Gold Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect, wholly-owned subsidiary of The Home Depot, Inc., a Delaware corporation (“The Home Depot”), for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GMS Inc., a Delaware corporation (“GMS”), at a price of $110.00 per share in cash, without interest and subject to any required withholding of taxes, upon the terms and conditions set forth in the offer to purchase, dated July 14, 2025 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”
All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Item 1.	Summary Term Sheet.
Regulation M-A Item 1001
The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.
Item 2.	Subject Company Information.
Regulation M-A Item 1002
(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:
GMS Inc.
115 Perimeter Center Place
Suite 600
Atlanta, Georgia 30346
(800) 392-4619
(b)-(c) Securities; Trading Market and Price. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
INTRODUCTION
THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”)
Item 3.	Identity and Background of Filing Person.
Regulation M-A Item 1003
(a)-(b) Name and Address; Business and Background of Entities. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 (“Certain Information Concerning The Home Depot and Purchaser”)
SCHEDULE I — Information Relating to The Home Depot and Purchaser
(d) Tender Offer. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 8 (“Certain Information Concerning The Home Depot and Purchaser”)
SCHEDULE I — Information Relating to The Home Depot and Purchaser
Item 4.	Terms of the Transaction.
Regulation M-A Item 1004
(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
Regulation M-A Item 1005
(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with GMS”)
(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with GMS”)
THE TENDER OFFER — Section 11 (“The Merger Agreement”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for GMS”)
Item 6.	Purposes of the Transaction and Plans or Proposals.
Regulation M-A Item 1006
(a)-(b) Purposes; Use of securities acquired. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for GMS”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with GMS”)
THE TENDER OFFER — Section 11 (“The Merger Agreement”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for GMS”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 14 (“Dividends and Distributions”)
Item 7.	Source and Amount of Funds or Other Consideration.
Regulation M-A Item 1007
(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with GMS”)
(b) Conditions. The Offer is not subject to a financing condition.
(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.
Regulation M-A Item 1008
(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
THE TENDER OFFER — Section 8 (“Certain Information Concerning The Home Depot and Purchaser”)
THE TENDER OFFER — Section 11 (“The Merger Agreement”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for GMS”)
SCHEDULE I — Information Relating to The Home Depot and Purchaser
(b) Securities Transactions. None.
Item 9.	Persons/Assets Retained, Employed, Compensated or Used.
Regulation M-A Item 1009
(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with GMS”)
THE TENDER OFFER — Section 18 (“Fees and Expenses”)
Item 10.	Financial Statements.
Regulation M-A Item 1010
(a) Financial Information. Not Applicable.
(b) Pro Forma Information. Not Applicable.
Item 11.	Additional Information.
Regulation M-A Item 1011
(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:
SUMMARY TERM SHEET
THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with GMS”)
THE TENDER OFFER — Section 11 (“The Merger Agreement”)
THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for GMS”)
THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)
THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)
(c) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.
Regulation M-A Item 1016

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated July 14, 2025.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Summary Advertisement as published in The New York Times on July 14, 2025.

(a)(1)(F)
Press Release, issued by The Home Depot, Inc. on June 30, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on June 30, 2025).

(a)(1)(G)
Email to all The Home Depot, Inc. associates from Ted Decker on June 30, 2025 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on June 30, 2025).

(a)(1)(H)
Email to all the SRS Distribution Inc. associates from Dan Tinker on June 30, 2025 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by The Home Depot, Inc. with the U.S. Securities and Exchange Commission on June 30, 2025).

(d)(1)
Agreement and Plan of Merger, dated June 29, 2025, by and among The Home Depot, Inc., Gold Acquisition Sub, Inc. and GMS Inc. (incorporated by reference to Exhibit 2.1 to GMS’s Current Report on Form 8-K filed on June 30, 2025).

(d)(2)*	Letter Agreement, dated June 29, 2025, between The Home Depot, Inc. and John C. Turner, Jr.

(d)(3)*	Letter Agreement, dated June 29, 2025, between The Home Depot, Inc. and George Travis Hendren.

(d)(4)*	Confidentiality Agreement, dated as of June 13, 2025, between GMS Inc. and The Home Depot, Inc.

(g)	None.

(h)	None.

107*	Filing fee table.

*	Filed herewith.
Item 13.	Information Required by Schedule 13E-3.
Not applicable.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 14, 2025

GOLD ACQUISITION SUB, INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Vice President and Treasurer

THE HOME DEPOT, INC.

By:	/s/ Richard V. McPhail
Name:	Richard V. McPhail
Title:	Executive Vice President and Chief
Financial Officer

5